April 21, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0402

Re:	Landry’s Restaurants, Inc.

December 31, 2005 Annual Report on Form10-K

File No. 001-05690

Dear Ms. Cvrkel:

I have received your letter dated April 10, 2006, referencing the above filing. Upon receipt of your letter, we temporarily halted the process of printing our Annual Report in order to incorporate your requested changes into that document. Therefore, we would appreciate any assistance in expediting your review to enable us to resume printing our Annual Report for timely inclusion in our proxy mailing to our shareholders.

Our responses to your comments and requests for supplemental information follow:

FORM 10-K for the fiscal year ended December 31, 2005

Selected Consolidated Financial Information, page 20

1.	We note that you present the non-GAAP measure “EBITDA” in your selected financial date and reconcile it to your operating earnings. Please note that we do not believe that operating earnings is the most comparable GAAP measure since EBITDA makes adjustments for items that are not included in operating income. In future filings, please revise to reconcile this measure to your net income. Refer to the guidance outlined in Question 15 of “Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures” included on the Commission’s website. Also, revise future filings to explain any additional purposes for which the Company’s management uses this non-GAAP financial measure. Refer to the requirements outlined in Item 10(e) of Regulation S-K.

Response:

We will reconcile EBITDA to net income in future filings and explain how management uses this non-GAAP financial measure.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 41

2.	Reference is made to your Goodwill and Trademarks balance of $46,716,151. In future filings, please provide all disclosures required by paragraph 45(b) and (c) of SFAS No. 142. Also, revise to separately disclose goodwill in your consolidated balance sheets. Refer to the requirements of paragraph 43 of SFAS No. 142.

Response:

We included all indefinite lived intangible assets as Goodwill and Trademarks. We propose to separately disclose goodwill and provide the disclosures required by SFAS No. 142 in our Form 10-Q for the period ended March 31, 2006, which will be filed within a few weeks, as well as all future filings.

Consolidated Statements of Cash Flows, page 44

3.	As stated in paragraph 11 of SFAS No. 95, generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of the cash receipts and payments. In this regard, please revise your consolidated statement of cash flows to disclose on a gross basis the proceeds and payments for your debt and related expenses, and your credit facility.

Response:

We propose to revise our consolidated statement of cash flows to disclose gross proceeds and payments for debt and related expenses, including our credit facility in our Form 10-Q for the period ended March 31, 2006, which will be filed in a few weeks, as well as future filings.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Inventories, page 45

4.	Given that your inventory balance is approximately 41% of your total current assets and that your valuation of inventory requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, as disclosed in the last paragraph of your critical accounting policies in MD&A, we believe you should consider expanding the critical accounting policies section of your MD&A and your significant accounting policies to include the amount of and a discussion of the material implications associated with the methods and assumptions underlying how your arrived at the estimated inventory allowance. Additionally, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, factors such as how accurate the estimate/assumptions has been in the past, how much the estimate/assumptions has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Response:

Upon review of the critical accounting estimate disclosure and our inventory valuation, we propose to remove the reference to inventory allowance in such disclosure in our future filings. Our annualized inventory turnover was 7 times, 7 times and 8 times in 2005, 2004 and 2003 respectively. Our gross margin is around 70% for food and beverage and 50% for retail which allows price promotions if necessary without resulting in sales prices below cost. Furthermore, the rapid turnover mitigates obsolescence risks. We have systems in place to monitor inventory usage and initiate restaurant level programs to emphasize particular items as needed to ensure the inventory is depleted within its shelf life. Some of these programs entail price discounting, product bundling and store employee motivation.

Therefore, although the total inventory value is a significant portion of our current assets, the rapid inventory turnover and ability to manage the inventory movement does not result in significant management judgments or substantial risk of materially different actual results. Accordingly, we believe including inventory as a critical accounting estimate does not best reflect our critical accounting policies.

Property and Equipment, page 46.

5.	We note from your disclosure that leasehold improvements are depreciated over the shorter of the estimated life of the asset or the lease term plus options periods where failure to renew results in economic penalty. Please tell us whether, under your lease agreement(s), you have an asset retirement obligation related to cost associated with removing property or leasehold improvements subject to retirement from facilities on leased properties. If so, tell us how you considered paragraph 5(j) of SFAS No. 13 and SFAS No. 143 in your accounting.

Response:

Our leases generally stipulate that all improvements become the property of landlord upon lease termination. Certain leases contain clauses allowing the landlord to require the Company to remove its improvements. The Company does not believe these obligations to be minimum lease payments as described in FAS 13 paragraph 5(j). Historically, the Company has experienced only two occasions which resulted in removing improvements.

In accordance with FAS 143, paragraphs 3 and 6, the Company has calculated its asset retirement obligation (ARO) for these leases and determined the aggregate liability to be immaterial, regardless of the probability applied to the actual landlord decision. The Company continues to analyze each lease with respect to FAS 143.

Note 8. Commitments and Contingencies

Litigation and Claims, page 59

6.	We note from your disclosure on page 59 and 17 that in recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. You state that a number of these lawsuits have resulted in the payment of substantial damages by the defendants and that you are currently defending purported collective and class action lawsuits alleging violations, among other things, of minimum wage and overtime provisions of federal and state labor laws. In this regard, considering the potential for substantial damages, to the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to our financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of the lawsuits. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Questions 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of SFAS No. 5.

Response:

In the specific litigation referred to in Note 8 to our financial statements, the purported class action lawsuits are in the very early stages. The Company has initiated limited discovery and, based on consultation with outside counsel, we believe it has meritorious defenses to a substantial proportion of the claims. No settlement accruals have been established and the Company is unable to estimate the potential outcome or any associated possible loss. We propose to revise our disclosure to reflect the inherent uncertainty associated with this litigation in our Form 10-Q for the period ended March 31, 2006 due to be filed in a few weeks.

Note 10. Supplemental Guarantor Information, page 60.

7.	We note that your $400 million of Senior Notes due in 2014 are guaranteed by certain of your subsidiaries. Please confirm and revise the notes to your financial statements to clarify whether all of your guarantor subsidiaries are 100% owned. If not, please explain why audited financial statements have not been provided for your subsidiary guarantors. Refer to the requirements of Rule 3-10(f) of Regulation S-X.

Response:

We propose to revise our disclosures in the Form 10-Q for the period ended March 31, 2006 to clarify that all of our guarantor subsidiaries are wholly owned.

Note 12. Quarterly Financial Data (Unaudited), page 70

8.	In accordance with Item 302(a)(3), please revise your disclosure to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented. For example, we note that you generated significantly less net income in the 4th quarter of fiscal 2005 than in the comparable 4th quarter of fiscal 2004 relative to the amount of revenues recognized.

Response:

We propose to revise our disclosure to describe and cross reference any infrequent items that materially affected comparability of the information presented in accordance with Item 302(a) 3 of Regulation S-K in future filings. The items that affected the comparability of the 4th quarter of 2004 and 2005 are disclosed in Notes 5 and 7 to our financial statements.

Exhibits

9.	It appears from your disclosure on page 53 that you have notes registered under the Securities Act of 1933. In this regard, please provide in your filing a ratio of earning to fixed charges as required by Item 503(d) and 601(b)(12) of Regulation S-K.

Response:

We propose to file an exhibit, calculating the ratio of earnings to fixed charges with our Form 10-Q for the period ended March 31, 2006 due to be filed within a few weeks.

Report on Form 8-K/A dated September 27, 2005

Pro Forma Financial Information

10.	The pro forma financial information included in your Report on Form 8-K does not comply with Article 11 of Regulation S-X in certain respects. In future filings, please revise the introductory paragraph to disclose the significant terms of the acquisition transaction including the nature of the consideration issued in the transaction and the total purchase price paid. Also, please ensure that you disclose all significant assumptions used to determine the various pro forma adjustments included in the pro forma financial information.

Response:

We will comply with Article 11 of Regulation S-X in future filings to include disclosure of the significant terms of the transaction, including the nature of the consideration and total purchase price, as well as the significant assumptions used to determine the pro forma adjustments.

Landry’s Restaurants, Inc. hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Rick H. Liem
Rick H. Liem
Senior Vice President and Chief Financial Officer